August 25, 2008

VIA:

U.S. Mail

Fax:  (202) ________

email:  clarkh@sec.gov

Ms. Linda Cvrkel, Branch Chief

Ms. Heather Clark, Staff Accountant

Division of Corporate Finance

Mail Stop 3561

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:  Mirenco, Inc.

        Form 10-KSB for the year ended December 31, 2007

        File No. 333-41092

Dear Ms. Cyrkel and Ms. Clark:

In connection with your review of the filing of Mirenco, Inc. (the "Company") listed above, we respectfully submit the following response to your letter dated July 21, 2008.

For ease of reference, we have repeated your comment below.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

Response:

We agree with your comment and will amend the December 31, 2007 10-KSB to include our management’s report regarding its assessment of our internal control over financial reporting.  This report was omitted from our prior filing due to our misunderstanding of regulatory requirements with our auditors.  We will also include certifications that include the language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company and to also include paragraph 4(b) which refers to the design of our internal control over financial reporting.

In connection with our response, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (800) 423-9903, if you have any further questions.

Sincerely,

/s/  Glynis Hendrickson

Glynis Hendrickson

Chief Financial Officer

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